Daniel A. Peterson Attorney 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.480.1505 dan.peterson@huschblackwell.com

April 1, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4720 Attention: Patricia P. Williams
Re:	First Focus Funds, Inc. (the “Registrant”)

File Numbers 811-08846 and 333-85982

Dear Ms. Williams:

On March 31, 2010, the Registrant filed a preliminary proxy statement (the “Preliminary Proxy”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.  This letter is being submitted on behalf of the Registrant in order to identify the undersigned, Daniel A. Peterson, of Husch Blackwell Sanders LLP, the Registrant’s outside counsel, as the appropriate party to receive comments from the Securities and Exchange Commission staff (the “Staff”) in connection with such Preliminary Proxy.

Given that, as stated in the Preliminary Proxy, the Registrant proposes to schedule its shareholder meeting on April 30, 2010, and in order to comply with the Registrant’s organizational documents, the Registrant anticipates mailing its final proxy statement on April 16, 2010.  As such, we respectfully request that you contact the undersigned at your earliest convenience to convey the Staff’s comments in order for the Registrant to respond to such comments in a timely manner such that it can continue to meet all appropriate deadlines.

I appreciate your support and cooperation in this matter.  Please do not hesitate to contact me with any questions or concerns at (314) 345-6246.

Sincerely,

/s/ Daniel A. Peterson

Daniel A. Peterson

DAP

cc:	Ms. Brittany Fahrenkrog
First National Bank
1620 Dodge Street, Stop 1072
Omaha, Nebraska 68197

Ms. Toni Bugni
Jackson Fund Services
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606